Exhibit 99.6

Document “A”

Chairman of the Meeting

RULES RELATING TO

THE GRAPHEX GROUP SHARE AWARD SCHEME

Adoption Date: [*] 2023

1.	DEFINITIONS AND INTERPRETATION
(A)	In these rules of the Scheme, unless the context otherwise requires, the following words and expressions shall have the meanings shown opposite to them below:-
	“Acceptance Period”	has the meaning ascribed to it in Paragraph 6.6(B);
	“Adoption Date”	[*] 2023, being the date on which the Scheme is adopted by the Company by an ordinary resolution passed by the Shareholders in general meeting;
	“American Depositary Share(s)”	the securities that are listed on the NYSE American and traded under the symbol “GRFX”, each representing 20 Shares;
	“Articles”	the articles of association of the Company from time to time;
	“associate”	has the meaning ascribed to it in the Listing Rules;
	“Award”	an award of Awarded Shares by the Board pursuant to Paragraph 6.1(A) to a Selected Participant;
	“Awarded Shares”	in respect of a Selected Participant, such number of Shares determined by the Board and issued by the Company to the Selected Participant pursuant to the Scheme;
	“Board”	the board of Directors; such committee or such sub-committee or person(s) delegated with the power and authority by the board of Directors to administer the Scheme;
	“Business Day”	a day (other than Saturday) on which the Stock Exchange is open for trading and on which banks are open for business in Hong Kong;
	“close associate”	has the meaning ascribed to it in the Listing Rules;
“Company”

Graphex Group Limited (烯石電動汽車新材料控股有限公司), an exempted company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the Main Board of the Stock Exchange and the American Depositary Shares of which are listed on the NYSE American;

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“connected person”	has the meaning ascribed to it in the Listing Rules;
“controlling shareholder”	has the meaning ascribed to it in the Listing Rules;
“core connected person”	has the meaning ascribed to it in the Listing Rules;
“Director”	director of the Company for the time being;
“Eligible Participant”	includes an Employee Participant, a Related Entity Participant and a Service Provider;
“Employee Participant”	has the meaning ascribed to it in Paragraph 4(A)(i);
“Excluded Participant”

any Eligible Participant who is (1) resident in a place where the award of the Awarded Shares and/or vesting and transfer of the Awarded Shares pursuant to the terms of the equity based incentive program is not permitted under the laws and regulations of such place; (2) where in the view of the Board, compliance with the applicable laws or regulations in such place makes it necessary or expedient to exclude such Eligible Participant; or (3) is a person that is defined as “Executive Officer” under Section 240.10D-1(d) of the U.S. Securities Exchange Act of 1934, as amended, or is otherwise required under U.S. securities laws or the rules any securities exchange or association where the Company has any securities traded, including its American Depository Shares, to be subject to recoupment in accordance under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law;

“Grant Notice”	has the meaning ascribed to it in Paragraph 6.6(A);
“Group”	the Company and its Subsidiaries from time to time, and “member of the Group” means any or a specific one of them;
“HK$”	Hong Kong dollar, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

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“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange, including their appendices, made by the Stock Exchange from time to time;
“NYSE American”	the NYSE American LLC stock exchange market;
“Related Entity(ies)”	holding companies, fellow subsidiaries or associated companies of the Company;
“Related Entity Participant”	has the meaning ascribed to it in Paragraph 4(A)(ii);
“Scheme”	the “Graphex Group Share Award Scheme” constituted by the rules hereof, in its present form or as amended from time to time in accordance with the provisions hereof;
“Scheme Mandate Limit”	has the meaning ascribed to it in Paragraph 7(A);
“SEC”	the U.S. Securities and Exchange Commission;
“Selected Participant”	Eligible Participant selected by the Board to grant Award of such number of Awarded Shares pursuant to Paragraph 6.1(A);
“Service Provider”	has the meaning ascribed to it in Paragraph 4(A)(iii);
“Service Provider Sublimit”	has the meaning ascribed to it in Paragraph 7(B);
“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
“Share(s)”

ordinary share in the capital of the Company with a nominal value of HK$0.01 each (or of such other nominal amount as shall result from a subdivision, consolidation, reclassification, reduction or reconstruction of the share capital of the Company from time to time);

“Shareholder(s)”	holder(s) of Share;
“Share Schemes”	include share option schemes and share award schemes;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

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“Subsidiary”

a company which is for the time being and from time to time a subsidiary (within the meaning given under section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere;

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules;
“Vesting Date”	in respect of a Selected Participant, the date on which his entitlement to the Awarded Shares is vested in such Selected Participant in accordance with Paragraph 6.8 and other terms of the Scheme;
“Vesting Notice”	has the meaning ascribed to it in Paragraph 6.8(B)(i); and
“U.S.”	United States.

(B)	In these rules of the Scheme, save where the context otherwise requires:-
	(i)	the headings are inserted for convenience only and shall not limit, vary, extend or otherwise affect the construction of any provision of these rules of the Scheme;
	(ii)	references to Paragraphs and Schedules are references to paragraphs and schedules of these rules of the Scheme;
(iii)

references to any statute or statutory provision shall be construed as references to such statute or statutory provision as respectively amended, consolidated or re-enacted, or as its operation is modified by any other statute or statutory provision (whether with or without modification), and shall include any subsidiary legislation enacted under the relevant statute;

	(iv)	expressions in the singular shall include the plural and vice versa;
	(v)	expressions in any gender shall include other genders; and
	(vi)	references to persons shall include bodies corporate, corporations, partnerships, sole proprietorships, organisations, associations, enterprises, branches and entities of any other kind.

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2.	PURPOSES AND OBJECTIVES
(A)	The specific objectives of the Scheme are:-
(i)

to attract talents, suitable personnel and entities that are Eligible Participants who will accept Awarded Shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group and Related Entities;

(ii) to award certain Selected Participants with Awarded Shares for accepting their appointments, employments or engagement by the Group and Related Entities; and
(iii)

to recognise the contributions by certain Selected Participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and Related Entities; and

(iv) to improve or create sense of connection and/or loyalty of certain Selected Participants to the Group and Related Entities.
(B)	These rules of the Scheme serve to set out the terms and conditions upon which the incentive arrangement for the Selected Participants shall operate.

3.	DURATION
Subject to any early termination as may be determined by the Board pursuant to Paragraph 11, the Scheme shall be valid and effective for a term of 10 years commencing on the Adoption Date.

4.	ELIGIBLE PARTICIPANTS
(A)	The Eligible Participants of the Scheme shall comprise the following:
(i)

Any director and employee of the Company or any of its Subsidiaries (including any persons who are granted Awards under the Scheme as an inducement to enter into employment contracts with the Group) (“Employee Participant”).

	(ii)	Any director and employee of the Related Entities (“Related Entity Participant”); and
(iii)

Any person who provided services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interest of long term growth of the Group (“Service Provider(s)”).

The Service Providers include:-

		(a)	suppliers of services to any member of the Group; and
		(b)	advisors (professional or otherwise) or consultants to any area of business or business development of any member of the Group.

For the avoidance of doubt, the Service Providers exclude placing agents or financial advisers providing advisory services to the Group for fundraising, mergers or acquisitions; and professional service providers such as auditors or valuers who provide assurance or are required to perform their services to the Group with impartiality and objectivity.

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5.	ADMINISTRATION
(A)

The Scheme shall be subject to the administration of the Board in accordance with these rules of the Scheme. The decision of the Board with respect to any matter arising under the Scheme (including the interpretation of any provision) shall be final and binding.

6.	OPERATION OF SCHEME
6.1	Award of Awarded Shares of Selected Participants
(A)

Subject to the provisions of the Scheme, including but not limited to the restrictions set out in Paragraphs 6.5 and 6.9, the Board may, from time to time, at its absolute discretion select any Eligible Participant (other than any Excluded Participant) for participation in the Scheme as a Selected Participant, and grant Awards to any Selected Participant at no consideration and in such number and on and subject to such terms and conditions, including but not limited to, the conditions of entitlement and/or vesting of the Awarded Shares, restrictions on transfer of the Awarded Shares and the right to alter the terms and conditions of the Awards, as it may in its absolute discretion determine.

(B)

The Awards granted by the Board may, from time to time, at the absolute discretion of the Board be satisfied by new Awarded Shares to be allotted and issued by the Company to the Selected Participants under the Scheme Mandate Limit.

6.2	Issue of new Awarded Shares
(A)

On allotment and issue of new Awarded Shares, the Board shall cause to be paid the subscription money for the new Awarded Shares, representing the nominal value of the new Awarded Shares multiplied by the number of new Awarded Shares to be issued, from the Company’s resources.

(B)	The Company shall comply with the relevant Listing Rules and any other applicable laws or regulations when issuing new Awarded Shares and application shall be made to the Stock Exchange for the granting of, and permission to deal in, any new Awarded Shares to be issued pursuant to the Scheme.

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6.3	Determination of the number of Awarded Shares
(A)

In determining the number of Awarded Shares to be granted to any Selected Participant (excluding any Excluded Participant), the Board shall take into consideration matters including, but without limitation to,

(i)

for Employee Participants, the responsibility taken up by them and whether they have demonstrated efforts in improving and enhancing the revenues, profits, clientele, awards and goodwill of the Group and whether they should be rewarded to further motivate their performances and efficiencies for the benefit of the Group and whether they would accept Awarded Shares as part of their remuneration or compensation package and as inducement for them to accept any offer for appointment, employment or engagement extended by the Group to them;

(ii)

for Related Entity Participants, the contributions to the returns and benefits of the Group’s investment and/or interest in the Related Entity and the business synergy and opportunities brought by them to the Group and/or the Related and whether they should be rewarded to further motivate their performances for the benefit of the Group and/or the Related and whether they would accept Awarded Shares as part of their remuneration or compensation package and as inducement for them to accept any offer for appointment, employment or engagement extended by the Related Entities to them;

	(iii)	for Service Providers, that are (a) suppliers of services to any member of the Group, the business synergy and opportunities brought by them to the Group, the awards and goodwill created from the business relationships, strategic alliances and joint ventures enjoyed by the Group and whether they should be rewarded to foster and further their business relationships or strategy alliances or joint ventures with the Group; and (b) advisors (professional or otherwise) or consultants or experts to any area of business or business development of any member of the Group, the value and benefit of the advices and/or results of research, development and technological support to the businesses of the Group provided to and/or performed by and/or collaborated with them and whether they would accept Awarded Shares as part of their retainer or service fee package.

(B)	The Board is entitled to impose any terms and conditions (including a period of continued employment, engagement and/or service within the Group and/or any Related Entity after the Award shall become entitled and/or vested), as it deems appropriate in its absolute discretion with respect to the entitlement and/or vesting of the Awarded Shares on the Selected Participant and shall inform such Selected Participant the relevant conditions of the Award and the Awarded Shares PROVIDED that the vesting period for Awards shall not be less than 12 months unless under the specific circumstances set out in Paragraphs 6.3(C), 6.8(D) and (E) and 8(A) and (D).

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(C)

The Board may impose shorter vesting period on Awards granted to any Selected Participants who are Employee Participants to provide competitive terms and conditions to individuals that the Board considers are valuable talent for the development and growth of the businesses of the Group in order to attract and induce them in accepting the employment offer made by the Group to them.

(D)

Notwithstanding any other provisions of the Scheme, subject to applicable laws and regulations, the Board shall be at liberty to waive and/or alter any entitlement and/or vesting conditions of the Awarded Shares and/or restrictions on transfer thereof referred to in Paragraphs 6.1(A) and 6.3(B).

6.4	Clawback mechanism
(A)

Each Selected Participant that receives an Award is subject to recovery of the Award benefits in accordance with the U.S. securities laws which were amended by the SEC on October 26, 2022, which require, among other matters, a clawback of the Award benefits to the extent of a restatement of the Company’s financial statements and that the Company adopt and enforce a recovery or clawback policy that complies with the U.S. securities laws and the requirements of the NYSE American. The Company is required to supplement its recovery or clawback policy to comply with such requirements under the U.S. securities laws and the NYSE American.

(B)	If it is concluded that the Company is required to prepare a financial accounting restatement due to its material non-compliance with any financial reporting requirement under the applicable securities laws in the period of that is no more than three years following the vesting of an Award to a Selected Participant, then such Selected Participant shall be deemed an Excluded Participant and the Company shall be entitled to recover from any Excluded Participant the part of the Award that was erroneously vested in such Excluded Participant, in accordance with any compensation recovery policy, adopted by the Company pursuant to the listing standards of any national securities exchange and as amended from time to time, to comply with its requirements under the rules of the SEC or the listing rules of any national stock exchange market on which the Company has any securities listed for trading, including the Company’s American Depositary Share(s). The amount erroneously vested will be determined based on the effect any such financial accounting restatement. Such Excluded Participant may not be insured against or indemnified for the loss of the part of the Award erroneously vested.

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6.5	Limit on granting Awards
(A)

No Award shall be granted to any Selected Participant which would result in the total number of (a) the Award Shares issued and to be issued under the Awards already granted or to be granted to such Selected Participant under the Scheme (excluding any Awards cancelled in accordance with the terms of the Scheme); and (b) any Shares issued and to be issued in respect of all other options and awards (if any) granted to such Selected Participant, in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the Shares in issue (the “1% Individual Limit”). Any grant of Awards that shall exceed the 1% Individual Limit must be separately approved by Shareholders in general meeting which such Selected Participant and his/her close associates (or associates if such Selected Participant is a connected person) abstaining from voting and the Company must send a circular to the Shareholders in compliance with the requirements of the Listing Rules.

(B)

Any grant of Awards to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards).

(C)

No Award shall be granted to any Selected Participant who is a Director (other than an independent non-executive Director) or chief executive of the Company, or any of their associates which would result in the total number of the Award Shares issued and to be issued under the Awards already granted or to be granted to such Selected Participant under the Scheme (excluding any Awards cancelled in accordance with the terms of the Scheme) in the 12-month period up to and including the date of such grant, representing in aggregate over 0.1% of the Shares in issue (the “0.1% Limit”). Any grant of Awards to such Selected Participant that shall exceeds the 0.1% Limit must be approved by Shareholders in general meeting and the Company must send a circular to the Shareholders in compliance with the requirements of the Listing Rules.

(D)

No Award shall be granted to any Selected Participant who is an independent non-executive Director or a substantial shareholder of the Company, or any of their respective associates which would result in the total number of the Award Shares issued and to be issued under the Awards already granted or to be granted to such Selected Participant under the Scheme (excluding any Awards cancelled in accordance with the terms of the Scheme) in the 12-month period up to and including the date of such grant, representing in aggregate over the 0.1% Limit. Any grant of Awards to such Selected Participant that shall exceeds the 0.1% Limit must be approved by Shareholders in general meeting and the Company must send a circular to the Shareholders in compliance with the requirements of the Listing Rules.

(E)	In the event of any Award being granted under Paragraphs 6.5(C) and (D), the grantee of the Award and all core connected persons of the Company must abstain from voting in favour at such general meeting convened to approve the granting of the Award and the Company must comply with the requirements under rules 13.40, 13.41 and 13.42 of the Listing Rules.

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6.6	Grant Notice and confirmation of acceptance
(A)

After the Board has decided to make a grant of Award to any Selected Participant, the Board shall send a notice in substantially the form set out in Appendix I (the “Grant Notice”) to such Selected Employee within 5 Business Days after the grant was made, setting out the number of Awarded Shares so granted and the terms and conditions, including but not limited to, the entitlement conditions, the vesting period and/or vesting conditions and restrictions on transfer thereof, upon which such Awarded Shares are granted. The number of Awarded Shares specified in the Grant Notice shall, subject to acceptance by the relevant Selected Participant in accordance with Paragraph 6.6(B), constitute the definitive number of Awarded Shares and the conditions, including the entitlement conditions, the vesting period and/or vesting conditions and restrictions on transfer thereof, upon which such Awarded Shares are being granted to him.

(B)

Upon receipt of the Grant Notice, the Selected Participant shall confirm acceptance of the Awarded Shares and the terms and conditions upon which such Awarded Shares are being granted to him by signing and returning to the Board the acceptance form attached to the Grant Notice within 5 Business Days after the date of the Grant Notice (the “Acceptance Period”).

(C)

If the Selected Participant fails to sign and return the acceptance form attached to the Grant Notice before the expiry of the Acceptance Period, the grant of the Award to such Selected Participant shall be cancelled forthwith. Such Selected Participant shall have no right or claim against the Company, any other member of the Group, the Board or with respect to those or any other Shares or any right thereto or interest therein in any way.

6.7	Disqualification of Selected Participant
(A)

In the event that prior to or on the Vesting Date, a Selected Participant is found to be an Excluded Participant or is deemed to cease to be an Eligible Participant pursuant to Paragraph 6.7(B), the relevant Award made to such Selected Participant shall automatically be cancelled forthwith. Such Selected Participant shall have no right or claim against the Company, any other member of the Group, the Board or with respect to those or any other Shares or any right thereto or interest therein in any way.

(B)	Unless the Board determines otherwise, the circumstances under which a person shall be treated as having ceased to be an Eligible Participant, without limitation, the following:
(i)

where such person has committed any act of fraud or dishonesty or serious misconduct, whether or not in connection with his employment or engagement or service to any member of the Group or Related Entity and whether or not it has resulted in his employment or engagement or service being terminated by the relevant member of the Group or any Related Entity;

(ii)

where such person has been declared or adjudged to be bankrupt by a competent court or governmental body or has failed to pay his debts as they fall due (after the expiry of any applicable grace period) or has entered into any arrangement or composition with his creditors generally or an administrator has taken possession of any of his assets;

(iii) where such person has been convicted of any criminal offence; or
(iv) where such person has been convicted of or is being held liable for any offence under or any breach of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) or other securities laws or regulations in Hong Kong or any other applicable laws or regulations in force from time to time.

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6.8	Vesting of Awarded Shares
(A)

Subject to the terms and condition of the Scheme and the fulfillment of all entitlement and/or vesting conditions to the entitlement and/or vesting of the Awarded Shares on such Selected Participant as specified in the Scheme and the Grant Notice (unless otherwise waived by the Board), the Board shall on the Vesting Date (or if the Vesting Date is not a Business Day, on the next Business Day) cause the Company to allot and issue to such Selected Participant such number of new Awarded Shares as set out in the Grant Notice and the Board shall cause to be paid the subscription money for the new Awarded Shares, representing the nominal value of the new Awarded Shares multiplied by the number of new Awarded Shares to be issued, from the Company’s resources.

(B)	Prior to Vesting of the Awarded Shares,
(i)

barring any unforeseen circumstances, at least thirty (30) Business Days prior to the Vesting Date, the Board shall send to the relevant Selected Participant a vesting notice in substantially the form set out in Appendix 2 (the “Vesting Notice”) together with such relevant documents which require the Selected Participant to execute to effect the Vesting of the Awarded Shares;

(ii)

upon receipt of the Vesting Notice, the Selected Participant (or his legal representative or lawful successor as the case may be) is required to return to the Board the reply slip attached to the Vesting Notice to confirm the securities account details, together with the relevant duly signed documents. In the event that the Board does not receive the reply slip and the relevant duly signed documents from the Selected Participant at least ten (10) Business Days prior to the Vesting Date, the Awarded Shares (if any) referable to such Selected Participant which would have otherwise vested in such Selected Participant shall be automatically cancelled; and

(iii)

subject to the receipt by the Board of (a) the reply slip to the Vesting Notice and relevant documents duly signed by the Selected Participant within the period stipulated in the Vesting Notice referred to in Paragraph 6.8(B)(ii) and (b) certified copies of the identification documents of the Selected Participant, the Board shall cause the certificate for the relevant Awarded Shares to be issued to the relevant Selected Participant as soon as practicable on or after the Vesting Date and in any event not later than twenty-eight (28) Business Days after the Vesting Date.

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(C)

Prior to the Vesting Date, any Award made hereunder shall be personal to the Selected Participant to whom it is made and shall not be assignable and no Selected Participant shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to the Awarded Shares referable to him pursuant to such Award unless a waiver is granted by the Stock Exchange allowing the transfer of the Awards from a Selected Participant to a vehicle (such as a trust or a private company) for the benefit of such Selected Participant and nay family members of such Selected Participant (e.g. for estate planning or tax planning purposes) that would continue to meet the purpose of the Scheme and comply with the requirements of Chapter 17 of the Listing Rules.

(D)

In respect of a Selected Participant retired at his normal retirement, all the Awarded Shares of the relevant Selected Participant, as determined by the Board in its absolute discretion, shall be deemed to be vested on the day immediately prior to his normal retirement date or such earlier or later date by agreement with the relevant member of the Group.

(E)

In respect of a Selected Participant died at any time prior to a Vesting Date, all the Awarded Shares of such Selected Employee shall be deemed to be vested on the day immediately prior to his death. In the event of the death of a Selected Participant, for the purpose of Vesting, the Board shall extend the time period referred to in Paragraph 6.8(B) for two years from the death of such Selected Participant (or such longer period as the Board shall in its absolute discretion determine) for the legal personal representatives of such Selected Participant to return to the Board the reply slip attached to the Vesting Notice to confirm the securities account details, together with the relevant duly signed documents. If the legal personal representatives of the Selected Participant does not return to the Board the reply slip attached to the Vesting Notice to confirm the securities account details, together with the relevant duly signed documents prescribed in Paragraph 6.8(B)(ii), the Award Shares (if any) referable to such Selected Participant which would have otherwise vested in such Selected Participant (or his legal representative or lawful successor as the case may be) shall upon the determination of the Board at its absolute discretion be cancelled, and the legal personal representatives or lawful successor of the Selected Participant shall have no claims against the Company. If the Award Shares (if any) referable to such Selected Participant would otherwise become bona vacantia, shall upon the determination of the Board at its absolute discretion be cancelled.

(F)	Subject to the terms and condition of the Scheme, in respect of any Award, unless otherwise waived or determined by the Board, the entitlement and vesting conditions specified in the Grant Notice are not fully satisfied prior to or on the relevant Vesting Date, the Award in respect of the relevant Vesting Date shall automatically be cancelled forthwith PROVIDED that if any entitlement condition specified in the Grant Notice for any specific number of Awarded Shares under an Award is being satisfied prior to or on the relevant Vesting Date, such number of Awarded Shares shall upon the vesting condition for those entitled Awarded Shares being satisfied prior to or on the relevant Vesting Date, be vested on the Selected Participant on the relevant Vesting Date and any remaining number Awarded Shares the entitlement condition is not being satisfied prior to or on the relevant Vesting Date shall be automatically cancelled on the relevant Vesting Date.

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6.9	Other terms and conditions
(A)	For the avoidance of doubt,
	(i)	a Selected Participant shall not have any interest or rights (including the right to receive dividends) in the Awarded Shares under an Award prior to the Vesting Date;
	(ii)	a Selected Participant shall have no voting rights in the Awarded Shares under an Award prior to the Vesting Date;
(B)

No Award shall be made by the Board pursuant to Paragraph 6.1(A) where dealings in the Shares are prohibited under any code or requirement of the Listing Rules and all applicable laws from time to time. Without limiting the generality of the foregoing, no such instruction is to be given and no such grant is to be made:

(i)

after an event involving inside information in relation to affairs or securities of the Company has occurred or a matter involving inside information in relation to the securities of the Company has been the subject of a decision, until the trading day after such inside information has been publicly announced in accordance with the applicable laws and the Listing Rules;

	(ii)	during the period commencing one month immediately before the earlier of:
(a)

the date of the Board meeting (as such date is first notified to the Stock Exchange under the Listing Rules) for approving the Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b) the deadline for the Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement. For the avoidance of doubt, no Awards may be granted during any period of delay in publishing a results announcement of the Company; or
(iii)

in any circumstance which is prohibited under the Listing Rules, the SFO or any other law or regulation or where any requisite approval from any governmental or regulatory authority has not been granted.

(C)

No Award shall be granted by the Board to an Eligible Participant who is a Director pursuant to Paragraph 6.1(A) during a period in which the Directors are prohibited from dealing in Shares pursuant to the Model Code for Securities and Transactions by Directors of Listed Issuers prescribed by the Listing Rules, or the Company’s own equivalent code or by any other applicable rules, regulations or law.

(D)	In respect of the administration of the Scheme, the Company shall comply with all applicable disclosure regulations including without limitation those imposed by the Listing Rules from time to time.

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7.	SCHEME MANDATE LIMIT
(A)

The maximum number of Awarded Shares which may be issued in respect of all Awards to be granted under the Scheme must not in aggregate exceed 10% of the Shares in issue as at the Adoption Date (the “Scheme Mandate Limit”). The Company shall not grant any further Awards which will result in the total number of Award Shares in respect of all Awards granted/to be granted to Selected Participants exceed the Scheme Mandate Limit.

(B)

The maximum number of Awarded Shares which may be issued in respect of all Awards to be granted to Service Providers under the Scheme, must not in aggregate exceed 50% of the Scheme Mandate Limit (“Service Provider Sublimit”). The Company shall not grant any further Awards which will result in the total number of Award Shares in respect of all Awards granted/to be granted to Service Providers exceed the Service Providers Sublimit.

(C)	Awards that are cancelled in accordance with the terms of the Scheme shall not be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and the Service Provider Sublimit.
(D)

If the Company conducts a consolidation or subdivision of its Shares after the Scheme Mandate Limit or the Service Provider Sublimit has been approved in general meeting, the maximum number of Awarded Shares that may be issued in respect of all the Awards to be granted under the Scheme under the Scheme Mandate Limit or the Service Provider Sublimit as a percentage of the total number of issued Shares at the date immediately before and after such consolidation or subdivision shall be the same, rounded down to the nearest whole Share.

(E)	Subject to Paragraph 7(A), the Scheme Mandate Limit and the Service Provider Sublimit may be refreshed by the Company as follows:

(i)	the Company may seek approval by its Shareholders in general meeting for refreshing the Scheme Mandate Limit and the Service Provider Sublimit (as the case may be) under the Scheme after three years from the Adoption Date or from the date of Shareholders’ approval for the last refreshment; and

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(ii)

Subject to Paragraph 7(F) below, if the Company seeks to refresh the Scheme Mandate Limit and the Service Provider Sublimit (as the case may be) under the Scheme within three year period from the Adoption Date or from the date of Shareholders’ approval for the last refreshment, such refreshment must be approved by the Shareholders in general meeting subject to the following provisions:

(a)

any controlling shareholders of the Company and their associates (or if there is no controlling shareholder, Directors (excluding independent non-executive Directors) and chief executive of the Company and their respective associates) must abstain from voting in favour of the relevant resolution at the general meeting; and

		(b)	The Company must comply with the requirements under rules 13.39(6) and (7), 13.40, 13.41 and 13.42 of the Listing Rules.

PROVIDED that Paragraphs 7(E)(ii)(a) and (b) above do not apply if the refreshment is made immediately after an issue of securities by the Company to its Shareholders on a pro rata basis as set out in rule 13.36(2)(a) of the Listing Rules such that the unused part of the Scheme Mandate Limit (as a percentage of the Shares in issue) upon refreshment is the same as the unused part of the Scheme Mandate Limit immediately before the issue of securities rounded to the nearest whole Share.

(F)

The total number of Shares which may be issued in respect of all Awards to be granted under all the Share Schemes of the Company under the Scheme Mandate Limit or the Service Provider Sublimit as (as the case may be) refreshed must not exceed 10% of the Shares in issue as at the date of approval of the refreshed Scheme Mandate Limit or the Service Provider Sublimit Scheme (as the case may be).

(G)	The Company may seek separate approval by the Shareholders in general meeting for granting Awards beyond the Scheme Mandate Limit provided the Awards in excess of the limit are granted only to the Selected Participant(s) specifically identified by the Company before such approval is sought and the Company must issue a circular to the Shareholders containing such relevant information from time to time as required by the Listing Rules in relation to any such proposed grant to such Selected Participants.

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8.	TAKEOVER AND ALTERATION OF SHARE CAPITAL, ETC.
(A)

Notwithstanding any other provision provided herein, if there occurs an event of change in control of the Company, whether by way of offer, merger, scheme of arrangement or otherwise prior to the Vesting Date, the Board shall determine at its absolute discretion whether such Awarded Shares shall vest in the Selected Participant and the time at which such Awarded Shares shall vest. For the purpose of this Paragraph 8(A), “control” shall have the meaning as specified in the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs from time to time.

(B)

In the event of the Company undertakes a consolidation or subdivision of the Shares whist there are outstanding Awards being granted or this Scheme remains in effect, such corresponding alterations (if any) shall be made in the number or nominal amount of Awarded Shares to which this Scheme or any Award relates (insofar as it is/they are not yet vested).

(C)	A Selected Participant shall not be entitled to any fractional Awarded Share arising out of such consolidation or subdivision in respect of the Shares.
(D)

If notice is duly given by the Company to its Shareholders to convene a general meeting for the purpose of considering a resolution for the voluntary winding-up of the Company (otherwise than for the purposes of, and followed by, an amalgamation or reconstruction in such circumstances that substantially the whole of the undertaking, assets and liabilities of the Company pass to a successor company) or an order of winding up of the Company is made, the Board shall determine at its discretion whether such Awarded Shares shall vest in the Selected Participant and the time at which such the Awarded Shares shall vest. If the Board determines that any Awarded Shares shall vest, it shall promptly notify the Selected Participant.

9.	DISPUTES
Any dispute arising in connection with the Scheme shall be referred to the decision of the Board whose decision shall be final and binding.

10.	ALTERATION OF THE SCHEME AND THE TERMS AND CONDITIONS OF THE AWARDS
(A)	The Scheme may be altered in any respect by a resolution of the Board except:
	(i)	any alteration to the provisions relating to the matters set out in rule 17.03 of the Listing Rules to the advantage of the Eligible Participants;
(ii)

any alterations to the terms and conditions of the Scheme which are of a material nature or any change to the terms of Awards granted (except alterations which take effect automatically under the existing terms of the Scheme);

	(iii)	any change to the authority of the Directors in relation to any alteration to the terms of the Scheme;
	(iv)	the provisions of the Scheme as to the definitions of “Eligible Participant”, “Employee Participant”, “Related Entity”, “Related Entity Participant” and “Service Provider”; and

	(v)	the provisions of paragraphs 3, 4, 6 (other than the time period referred to in 6.8(B)(i), (ii) and (iii) and 6.8(E)] and 7, which shall only be altered with the prior sanction of a resolution of the Shareholders in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any Awards granted or agreed to be granted prior to such alteration. Any alterations to the terms and conditions of the Scheme shall comply with the relevant requirements of Charter 17 of the Listing Rules.

(B)

Subject to Paragraph 10(A), the Scheme may be amended in any respect by a resolution of the Board provided that no such amendment shall operate to affect materially and adversely any subsisting rights of any Selected Participant hereunder.

(C)	Written notice of any amendment to the Scheme shall be given to all Selected Participant.
(D)

Any alteration to the terms and conditions of the Awards granted to a Selected Participant must be approved by the Board, the remuneration committee, the independent non-executive Directors and/or the Shareholders (as the case may be) if the initial grant of the Awards was approved by the Board, the remuneration committee and/or the independent non-executive Directors and/or the Shareholders (as the case may be).

(E)	Written notice of any alteration of the terms and conditions of the Awards granted to a Selected Participant shall be given to such Selected Participant.

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11.	TERMINATION
(A)	The Scheme shall terminate on the earlier of:
(i) the tenth (10) anniversary date of the Adoption Date; and
(ii) such date of early termination as determined by the Company by ordinary resolution in general meeting or the Board by a resolution of the Board,
PROVIDED THAT such termination shall not affect any subsisting rights of any Selected Participant hereunder.
(B)	Upon termination of the Scheme,
(i) no further grant of Award or Awarded Shares may be made under the Scheme; and
(ii)

all the Awards of the Selected Participant granted under the Scheme shall continue to be valid and effective and become vested in the Selected Participant according to the terms and conditions of the Award and Paragraphs 6.8.

(C)	For the avoidance of doubt, the temporary suspension of the granting of any Award shall not be construed as a decision to terminate the operation of the Scheme.

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12.	WITHHOLDING
(A)

The Company or any Subsidiary shall be entitled to withhold, and any Selected Employee shall be obliged to pay, the amount of any tax and/or social security contributions attributable to or payable in connection with the grant of the Awarded Shares.

(B)

The Board may establish appropriate procedures to provide for any such payment so as to ensure that the Company or any Subsidiary receive advice concerning the occurrence of any event which may create, or affect the timing or amount of, any obligation to pay or withhold any such taxes or social security contributions or which may make available to the Company or such Subsidiary any tax deduction resulting from the occurrence of such event.

(C)

The Company or any Subsidiary may, by notice to the Selected Participant and subject to any rules as the Board may adopt, require that the Selected Participant pay at the time of the Award an amount estimated by the Company or any Subsidiary to cover all or a portion of the tax and/or social security contributions attributable to or payable in connection with the Award.

13.	MISCELLANEOUS
(A)

The Scheme shall not form part of any contract of employment or provision of service between the Company or any Subsidiary or any Related Entity and any Eligible Participant (including any Selected Participant), and the rights and obligations between the Company or any Subsidiary or any Related Entity and any Eligible Participant (including any Selected Participant) shall not be affected by his participation in the Scheme or any right which he may have to participate in it and the Scheme shall afford such Eligible Participant (including any Selected Participant) no additional rights to compensation or damages in consequence of the termination or expiration of such contract of employment or provision of service.

(B)

The Company shall bear the costs of establishing and administering the Scheme, including, for the avoidance of doubt, costs arising from communication as referred to in Paragraph 13(D), expenses, stamp duty, and registration fees (if any) incurred in the allotment and issue of Awarded Shares to Selected Participants on the relevant Vesting Date. For the avoidance of doubt, the Company shall not be liable for any tax or expenses of such other nature payable on the part of any Selected Participant in respect of any vesting of Awarded Shares.

(C)

In the event that any tax, duty, levy or social security contribution in any jurisdiction is payable by any Selected Participant in connection with the grant of any Awarded Shares or the vesting (or otherwise the transfer) of any Awarded Shares, such Selected Participant shall be responsible for the prompt payment of such tax, duty, levy or social security contribution (as the case may be) and shall indemnify the Company against any loss, damage, liability, costs and expenses arising from or in connection with any default or delay in the payment thereof.

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(D)

Any notice or other communication between the Company and any Selected Participant may be given by sending the same by prepaid post or by personal delivery to, in the case of the Company, its head office and principal place of business in Hong Kong or such other address as notified to the Selected Participant from time to time, and in the case of an Selected Participant, his address as notified to the Company from time to time. Any notice or other communication served by post shall be deemed to have been served 24 hours after the same was put in the post.

(E)

The Company and the Board shall not be responsible for any failure by any Selected Participant to obtain any consent or approval required for such Selected Participant to participate in the Scheme as a Selected Participant or for any tax, duty, expenses, fees or any other liability to which he may become subject as a result of his participation in the Scheme.

(F)

Each and every provision hereof shall be treated as a separate provision and shall be severally enforceable as such and in the event of any provision or provisions being or becoming unenforceable in whole or in part. To the extent that any provision or provisions are unenforceable they shall be deemed to be deleted from these rules of the Scheme, and any such deletion shall not affect the enforceability of these rules of the Scheme as remain not so deleted.

14.	GOVERNING LAW, ETC.
(A)	The Scheme shall operate subject to the Articles and any applicable law and regulations to which the Company is subject.
(B)	The Scheme is governed by and shall be construed in accordance with the laws of Hong Kong.

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Appendix 1

GRANT NOTICE

[Letterhead of Graphex Group Limited]

PRIVATE AND CONFIDENTIAL

[Date]

[Name and address of Selected Participant]

Dear Sir/Sirs,

Grant Notice

We refer to the share award scheme adopted by the Company on [*] 2023 (the “Scheme”). Except as otherwise defined, capitalised terms used herein shall have the same meaning as defined in the rules relating to the Scheme (the “Scheme Rules”).

We are pleased to inform you that the board of directors of the Company (the “Board”) decided on [*] to grant you Awarded Shares under the Scheme. These Awarded Shares are being granted to you on and subject to the terms and conditions of the Scheme, including, without limitation, the entitlement and/or vesting conditions set out in Paragraph 6.8 of the Scheme Rules [and the entitlement and/or vesting conditions set out below], which provide that the Awarded Shares being granted to you will, subject to your acceptance, become entitled and/or vested in you in the proportion and on the dates as follows: [insert entitlement and/or vesting schedule from scheme rules or as determined by the Board (if any)]

[The grant is also being made subject to the following conditions:

Insert conditions: e.g. that you will entitle to the following number of Awarded Shares for every completed period of continuous employment with us which shall be vested on you in accordance with the vesting schedule below

No. of Awarded Shares	Period of Employment	Vesting Schedule
[*]	After you completed [*] months of continuous service	12 months from the date of this Grant Notice
[*]	After you completed [*] months of continuous service	12 months from the date of this Grant Notice
[*]	After you completed [*] months of continuous service	[*] months from the date of this Grant Notice

]

The grant of the Awarded Shares to you referred to above will only be effective if you sign and return the attached acceptance form to us within 5 Business Days after the date of this notice. If you fail to do this, the grant of the Award Shares to you referred to above will be cancelled forthwith and you will not have any right or claim against the Company, any other member of the Group, Related Entity, the Board or with respect to those or any other Awarded Shares or any right thereto or interest therein in any way.

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Yours faithfully

For and on behalf of
Graphex Group Limited

Name:
Position:

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Acceptance Form

To: Graphex Group Limited

Dear Sirs,

I, (holder of [insert description of identity document] numbered [insert number]), confirm my acceptance of the Award being granted to me by the Board on behalf of the Company. I agree and accept that such Awarded Shares are being granted to me on and subject to the terms and conditions of the Scheme and the Grant Notice and I agree to be bound by those terms and conditions and the Scheme Rules.

Full Name:
Date:

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Appendix 2

VESTING NOTICE

[Letterhead of Graphex Group Limited]

PRIVATE AND CONFIDENTIAL

[Date]

[Name and address of Selected Participant]

Dear Sir/Sirs,

Vesting Notice

We refer to the share award scheme adopted by the Company on [*] 2023 (the “Scheme”). Except as otherwise defined, capitalised terms used herein shall have the same meaning as defined in the rules relating to the Scheme (the “Scheme Rules”).

In accordance with the entitlement and/or vesting conditions set out in the Grant Notice, [insert number] Awarded Shares (the Vesting Shares) granted to and accepted by you will become vested in you on [insert date] (the Vesting Date), subject to [you remaining an Eligible Participant and not being an Excluded Participant on such date] [and all of the other conditions set out in the Grant Notice being satisfied].

The Vesting Shares will only be allotted and issued to you if you complete, sign and return the attached reply slip to us not later than [*] (being ten (10) Business Days before the Vesting Date). If you fail to do this, the Vesting Shares under the Award will be cancelled in accordance with the terms of the Scheme Rules and you will not have any right or claim against the Company, any other member of the Group, the Related Entity, the Board or with respect to those Vesting Shares or any right thereto or interest therein in any way.

Yours faithfully

For and on behalf of
Graphex Group Limited

Name:
Position:

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Reply Slip

To: Graphex Group Limited

Dear Sirs,

I, holder of [insert description of identity document] numbered [insert number]), hereby accept the allotment and issue to me the Vesting Shares referred to in the above Vesting Notice to me by depositing them into the following securities account on the Vesting Date:

For Vesting Shares

Name of custodian/broker: ________________________________________

CCASS No. of custodian/broker: ___________________________________

Contact Person of custodian/broker: _________________________________

Telephone number of custodian/broker: ______________________________

Account Name: _________________________________________________

(Note: The Account must be in the sole name of the Selected Participant)

Account Number: _______________________________________________

Signed by the Selected Participant	Selected Participant’s Signature verified by the Company

Name:	Name:
Position:

*delete as appropriate

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